Exhibit 99.2

Therapix Biosciences Receives Notice of Delisting and Injunction from Israeli Court

TEL AVIV, Israel, July 1, 2020 /PRNewswire/ -- Therapix Biosciences Ltd. (Nasdaq: TRPX) (the “Company” or “Therapix”), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments announced today receipt of Notice of Delisting and Injunction from Israeli Court.

Notice of Delisting

On June 30, 2020, Therapix Biosciences Ltd. (the “Company”), received a written notice (the “Notice”) from the Nasdaq Hearings Panel (the “Panel”) detailing the decision of the Panel to delist the Company’s American Depositary Shares (the “ADSs”) from The Nasdaq Capital Market (“Nasdaq”). In accordance with the Notice, suspension of trading in the ADSs will be effective at the open of business on July 2, 2020.

Nasdaq will complete the delisting of the Company’s ADSs by filing a Form 25-NSE with the Securities and Exchange Commission (the “SEC”), which will have the effect of removing the Company’s ADSs from listing on Nasdaq and registration with the SEC, after the applicable appeal period has lapsed. The Company may request that the Nasdaq Listing and Hearing Review Council review the Panel’s decision within 15 days from the date of the Notice.

Injunction from Israeli Court

Following a motion filed by a shareholder of the Company to the Tel Aviv district court, Israel, on June 30, 2020, a temporary injunction was granted by the court against the Company prohibiting the Company from making any changes in its share capital or adopting any resolution which is not in the ordinary course of business of the Company until a hearing, currently scheduled for July 8, 2020. As a result, the closing of the Company’s previously announced $2.6 million private placement will not take place on July 1, 2020.

About Therapix Biosciences (Nasdaq: TRPX):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC) and/or non-psychoactive cannabidiol (CBD): THX-110 for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; THX-160 for the treatment of pain; and THX-210 for the treatment of autism spectrum disorder and epilepsy. Please visit our website for more information at www.therapixbio.com, the content of which is not a part of this press release.

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Investor Contact:
IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com